Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following is a transcript of remarks by Sam Samad, Chief Financial Officer of Illumina, Inc. (“Illumina”), at the Bank of America Global Research Healthcare Conference held on May 13, 2021.

CORPORATE PARTICIPANTS

Sam A. Samad Illumina, Inc. - Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

Derik De Bruin BofA Securities, Research Division - MD of Equity Research
Michael Leonidovich Ryskin BofA Securities, Research Division - Associate

PRESENTATION

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

Thank you, operator. Good afternoon, everyone. I'm Derik De Bruin, the senior life sciences and diagnostic tools analyst for Bank of America. Welcome to our 2021 virtual Viva Las Vegas Healthcare conference. My colleague, Mike Ryskin, is here from Bank of America. And our next company up is Illumina. And with us from Illumina is Chief Financial Officer, Sam Samad. Sam, thank you very much for being here. We appreciate it. Sam, I'll turn over to you to see if you have any opening remarks, and then we'll jump right into the Q&A.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. Thank you, Derik. Thanks, Mike, for hosting us. Really appreciate it. Glad to be here. So opening remarks are the safe harbor statement. I'll go through those, and then we can jump straight into the Q&A. So I have to remind you that my comments today could include forward-looking statements. You should refer to our SEC filings for a discussion of the risks and uncertainties that could cause results to differ materially from our current expectations. It is our intent that all forward-looking statements regarding our financial results and commercial activity made during today's discussion will be protected under the private Securities Litigation Reform Act of 1995.

QUESTIONS AND ANSWERS

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

Great. So let's start off. I got a whole list of things to go through here. I think first one off, you had a very strong first quarter. Sales were up 27%. You had some benefits from COVID, some benefits from pull-forward. You've talked about some order timing issues. So I think one of the questions we've been getting from investors is trying to understand what the normalized run rate is, right? Because obviously, you've got this going on and you have the pandemic overhang and your catch-up from that. So can we sort of like break down the quarter and talk about what's the timing -- what is this order timing issue? And then how much of first quarter sales were catch up due to instrument -- installation of instruments that were ordered in 2020 but couldn't get there or couldn't get installed through lab closures? So those are the first two that I want to ask.

1
REFINITIV STREETEVENTS | www.refinitiv.com |
©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. For sure, Derik. So yes, let's break down the quarter, as you said. First of all, we did have a very strong quarter. And really, most of the strength was driven off of the core business. The overwhelming driver of the strength was driven off of clinical utilization, the reimbursement expansion,  the market access, guideline changes that we've seen as well as research strength as well, driven by the version 1.5 utilization.

In terms of some of the one-offs in the quarter, maybe we can talk about those. So we did have -- in the quarter itself, $35 million related to instrument placements for COVID surveillance that we don't believe we'll repeat in the next three quarters. So we think those were capacity upgrades, building up the capacity with some of our customers for COVID surveillance work, which is definitely increasing and scaling.

We had $20 million related to what you called as stocking orders or acceleration orders. Depending on how you look at. And how we get to that $20 million is really looking at inventory levels with our customers. Obviously, also having conversations with customers to validate some of the inventory level and purchases.

And what we've identified is that a handful of clinical customers, mostly clinical customers, and this is not broad-based, this is a few customers purchased roughly in the $20 million level of what we call stocking in the quarter that we don't believe will necessarily repeat. It was really an adjustment because they were running low on inventory.

On the instrument side, other than those COVID instruments that I talked about for $35 million of revenues, we don't believe much, if any, was driven by catch-up instrument purchases. And I'll tell you why. I mean we did see that there was definitely a pause in Q1, Q2 of last year related to capital. Well, we saw that there was in Q3 and Q4 definitely a scale-up and a catch-up related to some of the pause and customers coming back and purchasing capital, especially in Q4.

What we're also seeing is, based on our pipeline and the order activity that we have, a very strong pipeline for instrument placements and instrument purchases. So our view today is that, really, the demand that we saw in Q1 was really not any that was pent-up or delays, except for the $35 million of COVID instruments that were purchased.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

Got it. And how should we think about the impact of COVID surveillance for the remainder of the year and potential tailwinds and timing for the ARP plan?

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. I mean for this year, I'll tell you what we assumed in our guidance and what our expectations are in 2021, short term. We think that there's definitely going to be a scale-up to meet this, whether it's low single digits of all positive samples, sequenced, whether it's 5%, whether it's 10%, different countries are coming at it in different ways with the goal of sequencing a certain portion of positive samples. The U.K. has been one of the more aggressive ones and is leading the way. The U.S. is really planning to scale up.

But anyways, what we've assumed in our guidance is $20 million a quarter of consumables from Q2 to Q4. So that's in addition to the $55 million that we saw in Q1. Not much else, not any meaningful instrument placements for COVID purposes in Q2 to Q4, just really the $35 million that you saw. So that's what we're assuming in 2021.

With regards to the ARP and the whole Recovery Act funding. We are not seeing anything meaningful as a tailwind from that for 2021. We're assuming that's going to play out over some time with regards to how the funding is going to be allocated. We do know that they have different buckets that are allocated for different purposes. We see that as more impacting 2022, frankly, than 2021. So we haven't built anything meaningful in our guidance for the ARP.

Michael Leonidovich Ryskin - BofA Securities, Research Division - Associate

And Sam. Derik, maybe I'll just jump in real quick on that. Sam, on the $20 million that you think is sustainable through the rest of the year, I mean you've talked in the past about sort of creating the creation of this Bio Force surveillance, epidemiological surveillance going beyond COVID for other diseases going forward. Is that sort of your thinking that, that $20 million is going to be steady state going forward? Or is there ability to ramp that as sort of the infrastructure scales up a little bit?

2
REFINITIV STREETEVENTS | www.refinitiv.com |
©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. It's a good question, Mike. I do see the $20 million as steady state going forward, and that's going to be in the short term. And when I say short term, probably in the next good one and a half to two years, a combination of COVID surveillance because this has been with us for some time. You've got countries like India that are basically crushed under the weight of all the infections that are going on. And the government has made a commitment to look at testing and surveying positive samples.

So I'd say in the next one and a half to two years continues to be the steady state COVID surveillance, $20 million a quarter. I would say longer term, beyond that, there could be potential demand for the building of what you call the Bio Force. I know Francis has made public statements on that as well regarding the need to set up an epidemiology infrastructure.

So I think that could be even go beyond that in the long term. And also aided by the fact that there's a lot of government commitment and government conviction around this.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

Yes. But I'm also -- I mean I have to be cynical because that's my nature. I'm thinking back to like the post-9/11 anthrax scares. And I mean that's when we first started covering Cepheid was back in that time period when they were doing all sorts of contracts with the post office. And there  was this big growth and it was going to expand to the Deutsche post and the post office in the U.K. And then basically, it just disappeared because people got bored with it. I mean what really is the level of conviction for this to be sustainable? I mean look, I think it's a great idea, right? And we should be doing this sort of stuff. So I'm a big supporter of it. But I'm just wondering, is there the political will to keep this going? Particularly I think a lot of people in politics seem to just want to forget about COVID.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

I don't believe that this is fleeting and that this is going to be behind us, and once we're out of the pandemic, people will forget about it. The reason I see this as being very different from the post 9/11 anthrax example, even other examples that we faced over the last 20-plus years: Nothing has approached the magnitude, the impact of what this has caused on economies across the globe on just our ability to function as normal societies. I mean we're talking about damages and consequences in the trillions of dollars on economies.

And frankly, governments, and I think health care systems are going to be very focused on making sure that this never ever happens again. Is there cynicism on the part of some political players around COVID and around future pandemics? There probably is. But frankly, shame on us as a society and as a globe if we don't learn from this. Every single study that's been looked at would say that we could have basically anticipated some of this and reacted much more, I would say, in a much more thoughtful way had we been prepared. And I think that's what the focus of COVID, or post-pandemic surveillance needs to be for us to make sure this never ever repeats.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

So you briefly used the word academics. I'm going to use that to glob on and swing over to talk about funding. Obviously, there's good sentiments around the world right now for doing science and doing this. It's like how do you sort of see the influx of capital in the academic markets, the research market sort of benefiting the business? And I guess, going back and thinking about the financial crisis and Illumina did dramatically better than any other company that we cover because just the timing of the HiSeq launch, and it was there, and people were really wanting to do it. Just sort of thinking of, how do we think about funding growing, and how this money is going to go back to Illumina?

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. I mean we're very encouraged by it, Derik. We're encouraged by things that the administration has come up with recently, for instance, their budget proposal, including a $9 billion increase in NIH funding, which is a 21% year-over-year increase, the highest that we've seen on record. And a lot of that going to academic funding, research funding. And we're very, very excited about the uses of this funding or where it's being allocated, which is transformational in innovation and health research, looking at increasing the National Science Foundation budget, increasing the CDC budgets, all of those go back into funding in the academic and research space that the government seems to be committed towards. So we're  really excited about those developments.

3
REFINITIV STREETEVENTS | www.refinitiv.com |
©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

And I will tell you that COVID, if there's one silver lining from all of this, and it's really hard to find, but maybe there is one, which is the fact that this has driven renewed interest in the research space with sequencing, driving a lot of focus on sequencing as part of the standard of care towards looking at some of these endemic diseases or pandemics and how sequencing could play a key part in this. So I think that has really energized the space from a research standpoint as well.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

So when you think about Illumina's business, it's typically gone through the cycles of where you have new products at lower costs, [that spurs sequencing] (corrected by company after the call), consumable demand and market elasticity. So I've got a bunch of questions off of this. So when we think about instrument replacements, upgrades, going to NextSeq from the HiSeq, how should we think about labs adding capacity versus greenfield customers? So new to sequencing customers, how should we sort of think about that market? And then I want to talk a little bit about the product cycle and how do you sort of time your next product cycle. Because you've alluded to the $100 genome and things that are coming.  So how do you sort of balance and make sure you don't get a capacity mismatch, or pricing mismatch?

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. It's a great question. Maybe start on the instrument replacement/upgrades part of the question that you alluded to. And the best way to look at that is really across high-throughput, mid-throughput to say, where are the orders coming from? Where is the demand coming from? What are we seeing? On the NovaSeq side, for instance, I can tell you over the last two quarters, if not more, we are seeing 50% of the demand coming from new to high-throughput customers. So really, what it's pointing to is either customers that are new to the space completely, which are finding that with the $600 genome price, there's an opportunity for them to really benefit and have good scale at a good, cost-effective price point. Or customers that are upgrading from the low-throughput side of the business, maybe even from NextSeq as well.

On the NextSeq 2000/1000 front, because we look at that data very closely, we're seeing 40% of the orders coming from upgrades from benchtop, which means increasing their utilization and finding that with a higher throughput instrument like a NextSeq versus a MiSeq or a MiniSeq, they can do sequencing, much more cost effectively, and it makes more sense for them to upgrade. And we're seeing also 20% of that demand coming from new to Illumina customers. So basically, new customers entering this space.

So what we are seeing Derik, with both mid-throughput and high-throughput, a combination of upgrades to new capacity because they have the demand or new customers coming into the space. We're not seeing, I can tell you, for instance, customers that are using HiSeq that are now moving to NextSeq, for instance. I can count a handful of customers that have done that. Most of the demand is coming from, as I said, upgrades from benchtop or new customers in this space, or ones looking to increase their capacity of instruments.

So we're not seeing that sort of parallel kind of move from HiSeq to NextSeq. The HiSeq customers that are moving are moving to NovaSeq. So that gives us a lot of confidence. And that's really driven off of --- two things. One is the version 1.5 introduction, the reduction in price, has driven a lot more upgrades to NovaSeq because it just makes it much more cost effective. And clinical utilization is driving a lot of momentum demand on the mid-throughput side as well, whether it's a NextSeqDx or whether it's a NextSeq 2000 as well. So those are the key drivers there.

Maybe I can tackle the second part of your question around the evolution of pricing and how we think about pricing reduction. I mean you've obviously know the space very well, and you've followed us for a long time. So you know our track record and our thought process here, which is we think about taking prices down, and we do have the technology now to take prices down by 90%, as we shared a few months ago, all the way down to lower than $100 genome over the next few years. I mean it doesn't mean we have the product to get there, but we have the technology to get us there.

4
REFINITIV STREETEVENTS | www.refinitiv.com |
©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

And we're not going to do that in one shot, and we're not going to do that until we have visibility to the fact that there's applications, there's uses, there is demand that really offsets this price reduction. Perfect example is the v1.5 introduction that we did back in Q3 last year. We could have done that way earlier. We have obviously, NovaSeq, for certain customers, was already at a $600 price point. But we didn't offer that price on a more broad level until we had visibility that it could be offset with a commensurate and even more of an increase in demand to make up for that price reduction.

Same thought process when we look at the ecosystem of multiomics, whether it's single cell, whether it's proteomics, whether it's liquid biopsy,   all of those things where NGS is the readout. When we see that there's that demand that is going to be enabled by a lower price point, that's going to be our trigger to do that to make sure that we're not shooting ourselves in the foot in the process.

Michael Leonidovich Ryskin - BofA Securities, Research Division - Associate

Sam. Let me jump in on something you just said there if you don't mind, Derik. Sort of your, the first part of Derik's question, when you were discussing where you're seeing the upgrades, where you're seeing customers move around and sort of said need a Illumina, need the NovaSeq, transitions between benchtop and whatnot. So a little surprising to me that you're still, more than four years out past the NovaSeq launch, right, it was 2017. So you're more than four years out, and you're still seeing sort of new to high-throughput. So I realize, again, the v1.5 chemistry and the lower price point, but still, could you characterize a little bit more where these customers are coming from? Who are they? Does it tend to be clinical? Does it tend to be POPSEQ? I can't imagine it's that much more academic out there. I imagine Pharma's sort of sequencing pretty broadly. So what are the customer classes perhaps for whom at this price point was enough to sort of say, "Okay, now we're going to do it" if they weren't before?

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes, it's broad-based, Mike. I mean I know this is kind of a general answer, but it is broad-based. We see, for instance, and again, the new to high-throughput doesn't mean that it's entirely a new customer, a new to sequencing customer. It could be a customer that was doing sequencing on an iSeq, on a MiSeq, on a MiniSeq. Because low-throughput is always the entry point for a lot of customers. And then when they start to see demand increase and they start to see the price points compress they're going to use a high throughput where it makes a lot more sense based on the volume that they have, they move to a high-throughput instrument. That becomes the trigger for them to upgrade.

So we see a lot of that. Where you have these small -- whether it's core labs in the research space, whether it's small clinical customers that are moving to CGP, doing more sequencing of larger panels because of the guidelines, whether it's customers that are in liquid biopsy and doing more work around liquid biopsy, and it makes a lot more sense for them to do it on a NovaSeq rather than do it on a mid-throughput instrument. But there, it's really broad-based.

But we are seeing, especially with the $600 price point from the v1.5 introduction, definitely an acceleration of those customers either that are completely new -- in some cases, they are completely new to sequencing customers -- or that have been doing it more on low-throughput or mid-throughput instruments that now the price points just make it a lot more meaningful to do it on a NovaSeq.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

Okay. Got it. So Sam, I want to touch on, I can't believe we've already eaten up 20 minutes. But I would just want to talk -- I basically want to talk on two things. Let's talk on the competitive environment and then I want to jump to GRAIL. Okay. So let's talk -- look, there's a lot of discussion in the community on short read/long read, you had your issues with the PacBio deal being blocked, they've recently just got a big slug of cash from SoftBank. Are you still convinced in long reads as a market niche? And if they can get to the cost points they're talking to, like, why wouldn't a bunch of the genetic disease testing market sort of move there? That was sort of like one question. And then your thoughts on sort of like the nanopore space. Oxford's made some pretty big significant advances in their accuracy. So these seem to be becoming a little bit more tangible than they were like five years ago.

5
REFINITIV STREETEVENTS | www.refinitiv.com |
©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. Listen, they are important companies and players in the space, we don't discount them. They're -- in the case of PacBio and also in the case of Oxford Nanopore, I mean we don't necessarily see them as strict competition as opposed to more complementary players because there's a lot of applications where short read is going to be the standard. There's some applications where they might require some complementary use of long-read sequencing. The short answer to your question, Derik, is, yes, we do see them still in niche segments of the market. Specifically on the long read side, it's very few applications in our opinion where long reads present an advantage and where that advantage is really important.

Most applications, you require the cost effectiveness, you require short reads to do the work. You don't need to necessarily introduce long reads into the equation. And there are some applications, we think 5% of the market, where long reads are important. In terms of why that's not going to evolve to be very different in our thesis, in our view as to how the market evolves, I mean the cost differential is quite significant today depending on -- if you look at the coverage and what's the coverage of the whole genome sequencing using long reads and you look at it compared to short reads, there's a significant difference in price today. There could be up to 15x difference in price. I know they've talked about coming down to
$1,000 genome. Well, we talked about getting to below $100 genome. And so for the majority of applications, that cost differential is going to continue to be very wide and very compelling.

And on top of that, we are working on organically, on investments in what we call a fully functional genome, investments in AI, investments in machine learning that will help also bridge the gap in terms of the ability of short reads for certain parts of the genome for those niche applications for it to have the same visibility.

On the genetic disease testing side, I mean well, first of all, in Q1, we continue to see very solid growth in genetic disease testing. It was close to  our 35% clinical growth rate average in Q1. So we're seeing a lot of significant uptake on short read sequencing. And research continues to demonstrate the 40% to 68% diagnostic yield for children suspected of having a genetic disease when whole genome sequencing is used as a first-tier test. So still very, very high-grade effectiveness.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

Great. So let's chat a bit about GRAIL. I think we were certainly surprised to see you were going to make a bid for GRAIL given your historical focus as being more of a tool provider to the industry versus a content provider. And also, there was -- I know there was some blowback when you did the Verinata deal from some of the people in the NIPT market. So I guess the question is why did you decide to go after GRAIL now? And obviously, there's headlines in the news about regulatory challenges, you're still expecting to close the deal. Anything you can provide us on the regulatory update would be very welcome.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

For sure. Yes. So why GRAIL? I mean it's the single most compelling, I would say, application that's going to be coming up in human health over the next, I don't know, how many years. But we're talking about a $60 billion TAM, you're talking about the potential to save lives. You're talking about the potential to save significant costs in health care when you're able to catch cancer early in stages 1 and 2 as opposed to stages 3 and 4.

In addition to that, we believe the profile of the Galleri product is well above and well beyond any other product that's to be introduced in that space with regards to their positive predictive value, the specificity and sensitivity of the product and the number of clinical trials that have been undergone in that space to prove that out. So that's why GRAIL and why now. I mean we think there's tremendous momentum in this market where we want to participate more directly in that clinical ecosystem.

Having said this, I will say very clearly that without GRAIL, we are also -- we have incredible prospects with the markets that we participate as an enabler today. So if GRAIL doesn't close, our core business, as you saw in Q1, as we expect to see in '21 and beyond is still a very, very fast-growing robust durable core business. So we don't rely on GRAIL for that growth, but we think GRAIL is definitely going to be a market accelerator and a really important product.

6
REFINITIV STREETEVENTS | www.refinitiv.com |
©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

In terms of the FTC process and the sort of regulatory process, to your question, Derik, I mean the court case is expected to start at the beginning of August. The jurisdiction is going to be in Southern California, San Diego. We expect that there will be a decision in September around this, that's our expectation at this point. We feel very -- we feel confident about the potential outcome here. Again, you can't predict things, and you don't want to be overconfident, but we feel confident that this deal is pro-competitive. We feel confident that this deal enables a market that doesn't exist today and that could be really, really important in terms of saving lives.

Yes. We feel that the FTC's position is frankly somewhat unprecedented in the sense that this is a vertical acquisition in building a market that doesn't exist, with a lot of players, both in the sequencing space, and outside of even sequencing. I mean there are potential proteomics players, PCR players that could be coming into this space. So for a vertical acquisition, this is fairly unusual to block this acquisition.

And so we feel good about our chances and our potential and our prospects here of getting this deal to close. If it doesn't, as I said, we still have   an incredibly robust core business.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

And just what are the next opportunities to hear about GRAIL's clinical trial and data, sort of like what's their milestone catalysts calendar coming up, so we can benchmark that?

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. So I think the next step is ASCO, and they have some announcements there. And I believe a plan also to potentially announce the PATHFINDER findings. So that's really a clear next step. And as you know, they've announced the CCGA3 findings as well. So we don't expect surprises in those. I mean as you saw, CCGA3 was a fairly straight down the fairway, very much really reinforcing some of the earlier results. I mean this is a product that's been studied in very large clinical trials. So you don't expect to see much in terms of variability in the findings going forward.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

Great. Mike, I think you had an investor question come in. Mike, you're on mute.

Michael Leonidovich Ryskin - BofA Securities, Research Division - Associate

Yes. Thanks. Yes, I had a question come in from a client via the system. If you could just sort of talk through some of the specifics in the fiscal year guide on the top line and specifically, the seasonality and the pacing as it goes through the year? I think you're kind of pointing to about $1 billion  in revenue in 2Q. And I think what the question's trying to get at is we talked about earlier about how you had some unusual events in the first quarter, the build-out of the infrastructure for surveillance, some of the consumable stocking. Even if you adjust for that, it implies a flat or down 2Q. And typically, you see positive seasonality as you go through the year. So just talk through some of the dynamics, what are all the moving pieces. Why shouldn't 2Q be coming in a little bit higher than it is?

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. So I'll talk about Q2 versus Q1 briefly, and I'll try to focus on the second half versus first half as well because I think this question is addressing both. Q2 versus Q1, I mean the one-timers in Q1 that's driving this tick down in terms of expectations for Q2. The $35 million of instruments related to surveillance, the $20 million of what we call stocking or restocking by some customers, then there's some microarray seasonality as well where Q1 is usually a stronger quarter in terms of seasonality or microarray demand. So those are some of the things that are driving the Q1 to Q2 momentum, although the array one is not unusual. We have it every year, but it's part of the drivers for why Q2 is down a little bit from Q1.

7
REFINITIV STREETEVENTS | www.refinitiv.com |
©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

In terms of second half compared to the first half, some of those, obviously, that I talked about in Q1 apply to the second half/first half comparison as well. But there's an additional point on top of that, which is the UKBB, which we expect will be wrapping up in the early part of Q3. That has some momentum around it. That has some revenues around it on a quarterly basis that once you wrap up in Q3, because they expect to finish that project then, will not have any revenues associated with it in the latter part of Q3 and Q4. So it is a more flattish sequential run rate than usual because of those dynamics.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

Great. And one final closing question for me. What do you think is the biggest change to the industry and to Illumina sort of in the wake of COVID?

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Well, I mean the obvious positive one, Derik, is we do think this has really elevated the conversation about sequencing as part of the standard of care for infectious disease and for other applications. Even in some research projects, this has really elevated sequencing importance. I mean I think we've basically taken the time frame that we thought sequencing was going to really drive more penetration in some of our markets and compressed that to some extent.

So despite the fact that we had a tough 2020 because of the closures to our research and academic institutions, I do think that the real positive here longer-term is that this infectious disease market, which wasn't really a market for us back in Q1 last year, is now a pretty significant potential opportunity. It's going to take some time to play out, but really, that's very, very encouraging and really elevates sequencing as part of the standard of care for a lot of clinical applications.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

Great. With that, thank you, Sam. Thank you, investors, for listening. Appreciate your support. Have a great day. Be safe, everyone.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Thank you. Thanks for hosting us.

Michael Leonidovich Ryskin - BofA Securities, Research Division - Associate

Thanks, Sam.

DISCLAIMER
Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
©2021, Refinitiv. All Rights Reserved.

8
REFINITIV STREETEVENTS | www.refinitiv.com |
©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Additional Information and Where to Find It

In connection with the proposed transaction, Illumina filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-250941) (as amended, the “Registration Statement”), which includes a prospectus with respect to Illumina’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction (the “Consent Solicitation Statement/Prospectus”). The Registration Statement was declared effective by the SEC on February 9, 2021. The Consent Solicitation Statement/Prospectus was first distributed to GRAIL stockholders on or about February 17, 2021. On March 4, 2021, Illumina filed with the SEC Prospectus Supplement No. 1 to the Consent Solicitation Statement/Prospectus and a registration statement on Form S-4 (File No. 333-253891) pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “462(b) Registration Statement”). The 462(b) Registration Statement relates to the Registration Statement and was declared effective automatically upon filing with the SEC. Illumina may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the Consent Solicitation Statement/Prospectus or the Registration Statement or any other document which Illumina may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the Registration Statement, which includes the Consent Solicitation Statement/Prospectus, and other documents filed with the SEC by Illumina through the website maintained by the SEC at www.sec.gov, through Illumina’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Illumina’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of Illumina’s common stock and on Illumina’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of Illumina to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and Illumina’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm Illumina’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement, as well as in Illumina’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement.  While the list of factors presented here is, and the list of factors  presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Illumina’s financial condition, results of operations, credit rating or liquidity.  Illumina does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.